CARDERO RESOURCE CORP.
(the “Company”)

REPORT OF VOTING RESULTS
(Pursuant to section 11.3 of National Instrument 51-102)

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company held in Vancouver, British Columbia on April 25, 2013 (“Meeting”). Reference is made to the Management Information Circular of the Company dated March 22, 2013 (the “Circular”) for details on these matters. The report on the voting results is as follows:

1.	Appointment and Compensation of Auditors

By a resolution unanimously passed on a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as the auditors for the Company for the fiscal year ending October 31, 2013 and, in accordance with the Articles of the Company, the directors were authorized to fix the auditors’ remuneration.

The result of the proxy voting on this matter was as follows:

For:	47,530,140	shares (99.19%)
Withhold:	387,259	shares ( 0.81%)

2.	Election of Directors

By a resolution unanimously passed on a show of hands, the following individuals were elected as the directors of the Company to hold office until the next annual general meeting of the shareholders of the Company or until their successors are elected or appointed:

HENDRIK VAN ALPHEN
STEPHAN A. FITCH
RYAN DUNFIELD
LEONARD HARRIS
PAUL MATYSEK

The detailed proxy voting in respect of the election of directors was as follows:

Nominee	Votes FOR	Votes Withheld
HENDRIK VAN ALPHEN	33,447,521 (99.03%)	329,220 (0.97%)
STEPHAN A. FITCH	33,055,620 (97.87%)	721,121 (2.13%)
RYAN DUNFIELD	33,429,585 (98.97%)	347,156 (1.03%)
LEONARD HARRIS	33,420,621 (98.95%)	356,120 (1.05%)
PAUL MATYSEK	33,427,621 (98.97%)	349,120 (1.03%)

*Shares represented but not voted:	14,140,658 shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)

3.	Amendment to Articles to Incorporate Advance Notice Provisions with respect to Election of Directors

The following ordinary resolution was duly passed, upon the taking of a vote by ballot, by the shareholders present at the Meeting in person or by proxy:

1.

The Company is hereby authorized to amend the Articles of the Company by adding to the Articles of the Company, as Article 14.12, paragraphs (1) through (8) under the heading “14.12 Nomination of Directors” as set forth in Schedule “B” to the Company Information Circular dated March 22, 2013 and attached to these resolutions as Schedule “A”; and

2.

Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The vote on the motion was as follows:

For the motion:	31,092,455 shares (91.72%)
Against the motion:	2,806,530 shares (8.28%)
*Shares represented but not voted:	14,140,658 shares

(*Routine US broker-vote shares voted without beneficial owner instructions and therefore only eligible to vote for the appointment of auditors.)

Schedule “A”

“14.12 Nomination of Directors

(1)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.12 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

(ii)	who complies with the notice procedures set forth below in this Article 14.12.

(2)

In addition to any other requirements under applicable laws, for a nomination to be made by Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person,

(ii)

the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on,

(iii)	the citizenship of such person,

(iv)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(v)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

(5)

No person shall be eligible for election as a director unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act or the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)	For purposes of this Article 14.12:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada in which the Company is a reporting issuer; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7)

Notwithstanding any other provision of this Article 14.12, notice given to the Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery or facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or facsimile communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding the foregoing, the Board may, in its sole distraction, waive any requirement in this Article 14.12.”